Filed pursuant to Rule 253(g)(2)

File No. 024-10862

SUPPLEMENT TO THE OFFERING CIRCULAR DATED MARCH 11, 2019

STARTENGINE CROWDFUNDING, INC.

The employment of John Shiple, our Chief Technology Officer, with StartEngine Crowdfunding, Inc. (the “company”) ended on March 20, 2019. Joseph Mathews, our Director of Technology, assumed his responsibilities.

Mary Frances Knight, our Chief Compliance Officer and Director of Operations/Administration, will be departing the company. Jonathan Reyes, our Director of Compliance, will be assuming her compliance responsibilities.